Textron Inc. 40 Westminster St. Providence, RI 02903	Tel: (401) 421-2800 www.textron.com

June 23, 2011

Mr. Lyn Shenk
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:          Textron Inc.
Form 10-K for Fiscal Year Ended January 1, 2011
Filed March 1, 2011
Definitive Proxy Statement on Schedule 14A
Filed March 14, 2011
File No. 001-05480

Dear Mr. Shenk:

This letter is in response to your comment letter dated May 25, 2011 regarding the above filings.  For your convenience, we have repeated the staff’s comments in the body of this letter, followed by our related response.

Form 10-K for Fiscal Year Ended January 1, 2011

Item 1A. Risk Factors, page 8

1.
SEC Comment: Please confirm that in future filings you will revise the introductory paragraph of this section to remove all references to risks that you deem less significant.  This section should identify all known material risks.  If a risk is currently not deemed material, please do not reference it.

Response:  In future filings, we will revise the introductory paragraph for Item 1A to remove the reference to risks that are not currently deemed material.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Costs of Sales, page 19

2.
SEC Comment: Please revise to expand and enhance your direct discussion of cost of product and services sales.  Please revise to quantify and discuss the impact of each significant component of costs comprising cost of sales that caused cost of sales to materially vary (or not vary when expected to).  In this regard, we believe materiality should be assessed in relation to operating income, your consolidated performance measure.   This

disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each of multiple components cited to the total change in cost of sales.  In addition, the impacts of material variances in components of cost of sales that offset each other should be separately disclosed, quantified, and discussed (and not netted).  Please also ensure that your revised disclosure provides appropriate explanation of underlying reasons for changes (for example, in addition to quantifying the impacts of changes in price and volume, explain the underlying reasons for these changes).  Given the potential for differing or offsetting results in your various segments, we encourage you to provide the above disclosures at the segment level (which may make disclosure at the consolidated level not needed).  In any event, you should revise to provide discussion and analysis of cost of sales at the segment level when a change in a segment’s cost of sales materially impacts the segment’s measure of profit.  Please provide us with a copy of your intended revised disclosure.

Response:  In future filings, we will expand and enhance our discussion of consolidated cost of sales to quantify the known factors contributing to material changes in cost of sales on a consolidated basis, and will provide any known underlying reasons for such changes.   In addition, we will separately disclose and quantify, if possible, the impacts of material variances in components of costs that offset each other.

Given the potential for differing or offsetting results in our various segments, we will refer the reader to the Segment Analysis section where we provide more detailed explanations of material variances in components of our operating expenses by segment, as applicable.   For the segments that operate primarily in our commercial business, Cessna and Industrial, this will include variances in components of cost of sales, if material.  Our example in Exhibit A provides the additional cost disclosure we propose to make for these segments.

Our Bell and Textron Systems segments have a number of long-term contracts with the U.S. Government and generate most of their revenues from these contracts.  We analyze and manage the nature, timing, and amount of our operating costs for these segments primarily at the contract level, and this analysis forms the basis for estimating the total costs at completion for the contract.  While we do review program cost assumptions on a quarterly basis across the segment, costs are generally managed with reference to the particular contract and the timeframe applicable to such contract, not necessarily within the particular fiscal quarter.  Management evaluates contract performance by focusing on net sales and operating profit, not by cost components within cost of sales.  In addition, our accounting systems are not designed to provide detailed cost component information for cost of sales by reporting period for these segments.  Accordingly, we are not proposing to provide similar disclosure of variances in cost components for our Bell and Textron Systems segments; however, in the Segment Analysis section, we do discuss the material drivers impacting the operating expenses for these segments.

We have attached an example in Exhibit A of our proposed changes to the consolidated results section, along with examples of enhanced cost disclosure we would include in our Segment Analysis for Cessna and Industrial.

3.
SEC Comment: Please revise your consolidated disclosure to quantify the impacts of performance adjustments (changes in estimated contract rates) on your results and to provide an analysis of the underlying reasons for the adjustments.  With regard to segment level disclosure, you should revise to provide this disclosure when performance adjustments materially impact a segment’s measure of profit.  Please provide us with a copy of your intended revised disclosure.

Response:   We believe that our disclosures appropriately discuss any performance adjustments that have materially impacted our results of operations.  In future filings, to the extent that any performance adjustments are material at a consolidated level, we will include additional disclosure in our consolidated disclosure section as well.  An example of our proposed changes to the consolidated results section of the MD&A is included in Exhibit A.

In our 2010 Form 10-K, we disclosed the performance adjustments that had a material impact on our segment’s measure of profit in the Segment Analysis section.  For example, we disclosed on page 23 of the 2010 Form 10-K that $73 million of Bell’s increase in segment profit in 2010 from 2009 was attributable to performance adjustments for the V-22 and H-1 programs, along with a description of the underlying reasons for the adjustments.  There were no material contract performance adjustments in 2010 or 2009 for Textron Systems.

We have attached an example of our proposed changes to the MD&A in Exhibit A.

Segment Analysis, page 20

4.
SEC Comment: In your results of operations disclosure, you make frequent use of generic terms intended to represent a variety of reasons for changes in results.  For example, we understand from page 20 that the term “cost performance” may refer to variances in any one or more of the following: research and development expense, depreciation expense, selling, general and administrative expense, warranty expense, product liability costs, quality/scrap, labor efficiency, overhead costs, product line profitability, start-up and cost-reduction initiatives, other manufacturing inputs, and changes in contract estimates (for US government business).  Likewise, the term “inflation” may refer to variances in any one or more of materials expense, wage expense, benefits costs, pension expense, or other costs.  Because these generic terms may refer to changes in a wide variety of cost factors, we believe that using them provides little, if any, direct benefit to those seeking to analyze your results of operations.  For example, use of the term “cost performance” could refer to any of 13 or more different actual factors affecting results.  While we acknowledge that you often list and quantify certain of the underlying factors that these generic terms refer to, your current presentation results in a focus on explaining what the generic term refers to in each particular instance, rather than, a direct discussion of the actual factors involved.  We believe your disclosure would be improved if, instead, you directly cite the actual factors involved and focus the balance of your disclosure on providing an analysis of the underlying reasons for the changes in these actual factors.  For example, rather than explaining that improved cost performance for Cessna’s 2010 segment means lower engineering expenses, lower SG&A expense, lower inventory reserves and pre-owned aircraft write-downs ( among other items), we believe you should directly cite these factors and then provide analysis of the underlying reason why Cessna had lower engineering expenses, lower SG&A expenses, etc.  Please revise your disclosure accordingly, and provide us with a copy of your intended revised disclosure.

Response: Management evaluates the operating performance of our segments using a causal analysis for revenues and segment profit which utilizes the categories described on page 20 of our Form 10-K.  We believe this provides the reader with a relevant discussion of the businesses through the eyes of management.

Our business units categorize a variety of factors as “cost performance” and provide a more detailed analysis to the extent the cost performance category or any factors included within the category are significant.  In preparing our MD&A, we review the detailed analysis of cost performance and we discuss in the narrative portion of the MD&A any material fluctuations and/or trends in cost or other items included in the category.  While the cost performance category may include a number of different factors, we discuss in our MD&A the most relevant and material factors.

Approximately 34% of our revenues are derived from contracts with the U.S. Government.  For our segments that contract with the U.S. Government, we typically express changes in segment profit related to the government business in terms of volume, changes in program performance or changes in contract mix.   In future filings, we will enhance our disclosure to provide more information on this business as provided in the attached example.

We also use “inflation” as a category which includes materials, wage, pension and other inflation items.  To the extent any one of these items in inflation is material, we disclose that item in our narrative discussion.  For example, on page 24 of our Form 10-K, we disclosed that inflation for the Textron Systems segment was primarily due to higher pension costs.

In future filings, we will strive to enhance our discussion of any known underlying reason for material changes noted in the performance and inflation causal categories.  Where there are material categories/trends in performance, inflation or any other causal factor, we will provide that component(s) separately below the table that summarizes changes in segment profit in the MD&A in bullet format with any known underlying reasons.

We have attached an example of our proposed change to the MD&A in Exhibit A.

Cessna, page 20

5.
SEC Comment: We have reviewed the response that you provided with regard to our prior comments two, three, and four.  However, with regard to your Cessna segment, we continue to believe that you should separately disclose revenue from aircraft sales and aftermarket sales in MD&A.  In this regard, we note that as a result of the substantial decline in aircraft sales over the last two fiscal years, aftermarket sales have become a material contributor to segment revenue.  Furthermore, due to the substantial decline in segment profit margins, it appears that fluctuations in aftermarket sales could have a greater impact on both segment profit and profit margin percentage.  Based upon the observations noted above, we believe that investors should be provided with greater visibility with regard to the performance of your Cessna segment’s aircraft and aftermarket lines of businesses.  Please revise your disclosure accordingly.

Response:  In future quarterly filings, we will provide Cessna’s aftermarket revenues in our MD&A.  We will also continue to discuss any material changes in this portion of Cessna’s business along with any known underlying reasons for such changes.

Item 8. Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

Note 4. Accounts Receivable and Finance Receivables, page 52

6.
SEC Comment: Please refer to the table on page 55 of your Form 10-K, which provides summarized information regarding your impaired receivables.  Please tell us and disclose the nature of the amounts identified as “average recorded investment.”

Response:  The average recorded investment amounts included in the table referred to represent the average net outstanding balance of impaired finance receivables during the twelve month periods presented as required by ASC 310-50-15.  Impaired finance receivables are defined at the bottom of page 54 as follows:  “Impaired finance receivables include both nonaccrual accounts and accounts for which full collection of principal and interest remains probable, but the account’s original terms have been, or are expected to be, significantly modified.” The average recorded investment is calculated using quarter-end balances.

Note 14. Income Taxes, page 76

7.
SEC Comment: Per your disclosure on page 80 of your Form 10-K, net taxes paid in 2010 included $103 million that was primarily attributable to a settlement related to tax deductions taken in prior years for certain leverage lease transactions.  Please tell us whether this settlement payment is reflected in any of the amounts included in your roll-forward of unrecognized tax benefits on page 77 of your filing.  In addition, if this settlement had not been accrued for as part of the unrecognized tax benefits balance reported at January 2, 2010, please tell us why the settlement does not appear to have had a material impact on your effective tax rate for the period ended January 1, 2011 (i.e., fiscal year 2010).

Response:  The payment of $103 million (comprised of $77 million of tax and $26 million of interest) is primarily attributable to a settlement with the Internal Revenue Service for certain leveraged lease transactions.  It was not reflected in any of the amounts included in the roll-forward of unrecognized tax benefits.  The $77 million tax liability related to this payment was reflected in the income tax payable and deferred tax liability accounts prior to the payment.  The deferred tax liability portion was disclosed in the Deferred Tax Liability section of the table on page 78 under the caption “Leasing transactions.”  The interest portion is included in the income tax payable account.

The leveraged lease transactions generate temporary book tax differences and, therefore, these tax differences do not have an impact on our effective tax rate.  As disclosed in Note 1 to our Consolidated Financial Statements on page 51, we recognize net tax-related interest and penalties for continuing operations in income tax expense.  The interest component has been accrued annually and has been reflected in the effective tax rate reconciliation each year on line “Unrecognized tax benefits and related interest” on page 77.

Note 15. Contingencies and Commitments, page 79

8.
SEC Comment: Please expand your footnote disclosure to discuss the legal proceedings identified in “Item 3” of your Form 10-K.  Alternatively, tell us why you believe that it is unnecessary to disclose those legal proceedings in your footnote.

Response: We have historically elected to disclose legal proceedings involving shareholder lawsuits in Item 3 of our Form 10-Ks, even if the matters do not meet the requirements of Item 103 of Regulation S-K, due to the publicity such lawsuits typically receive and since they are not ordinary or routine litigation.

The disclosure requirements of ASC 450-20-50-3 state the following:  “Disclosure of the contingency shall be made if there is at least a reasonable possibility that a loss or an additional loss may have been incurred and either of the following conditions exists: a)  an accrual is not made for a loss contingency because any of the conditions in ASC 450-20-25-2 are not met; or b) an exposure to loss exists in excess of the amount accrued pursuant to the provisions of ASC 450-20-30-1.”  We believe that the chance of a material loss related to these matters is remote, and, accordingly, these matters are not required to be disclosed in Note 15 of our Consolidated Financial Statements.

Item 12.  Security Ownership of Certain Beneficial Owners and Management and Related Party
Stockholder Matters, page 85

9.
SEC Comment: Please confirm that in future filings you will reference the headings from the proxy statement which relate to the information required by Item 12 to incorporate by reference.  Please also confirm that in future filings you will incorporate by reference the information under the heading “Compensation Committee Interlocks and Insider Participation” from the proxy statement into Item 11 or advise.

Response:  We confirm that in future filings we will reference the following headings from the proxy statement in Item 12 to incorporate by reference:  “SECURITY OWNERSHIP” and “EXECUTIVE COMPENSATION — Equity Compensation Plan Information”.  In addition, we confirm that in future filings we will also incorporate by reference into Item 11 the information under the heading “ELECTION OF DIRECTORS –Board Committees -- Compensation Committee Interlocks and Insider Participation”.

Proxy Statement on Schedule 14A

Director Compensation Table, page 11

10.
SEC Comment: We note your disclosure on page 10 that you paid a total of $111,848 in premiums on life insurance policies in connection with your Directors Charitable Award Program and your disclosure in footnote 3 of the Director Compensation Table that the amount shown in the All Other Compensation column includes the cost of these premiums.  However, the aggregate amount shown in this column is less than $111, 848.  Please advise.

Response:  Participants in the Directors Charitable Award Program described on page 10 of our proxy statement include retired directors as well as current directors.  In 2010, the total premium amount paid on the life insurance policies related to the Directors Charitable Award Program included premiums for one retired director who is not included in the Director Compensation Table.  In future filings, we will clarify the disclosure to include only premiums payable with respect to current directors.

* * * * *

We believe that the discussion and analysis that we have provided in our MD&A fully meets the objective of discussing material changes and trends in our results of operations at an appropriate level for our investors to understand and assess our business results and trends.   We appreciate the staff’s consideration of our responses to the above comments and we will incorporate the revised disclosures noted in our responses in our future filings.

In connection with our responses above, we acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding these responses, please contact me at (401) 457-2599.

Sincerely,

/s/ Richard L. Yates
Richard L. Yates
Senior Vice President and Corporate Controller

cc:     Scott Donnelly
President and Chief Executive Officer
Frank T. Connor
Executive Vice President and Chief Financial Officer
Terrence O’Donnell
Executive Vice President and General Counsel
Gerald Cohen
Ernst & Young, LLP Partner